Exhibit 99.1

Canadian Solar Secures $70 million Investment and Financing Package from IFC

GUELPH, Ontario, Canada, January 28, 2016 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it has entered into agreements with International Finance Corporation (“IFC”), to receive a financing package of up to US$70 million in loans and equity investment. IFC’s financing package includes: (i) loans to Canadian Solar of up to US$60 million and (ii) subscription of up to US$10 million in common shares of the Company. The partnership with IFC underscores the Company’s commitment to expanding in Asia and Latin America, as well as conducting its operations in compliance with IFC’s environmental and social performance standards.

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector in emerging markets. Proceeds of the investment and financing package will be used to fund Canadian Solar’s module production facility in Vietnam and expansion of solar cell and/or module production capacities in other emerging markets.

“We are delighted to secure support from IFC. This partnership is another milestone that enhances our leading position in the global solar power industry,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “With IFC’s commitment, we are able to expand our production capacity to meet the increasing demand for solar energy worldwide. We look forward to continuing our cooperation with IFC to accelerate the adoption of solar energy around the world, especially in developing economies, and to mitigate climate change.”

Alzbeta Klein, Director, IFC Manufacturing, Agribusiness and Services said, “The solar industry is at an exciting juncture, where rapid cost declines have made it a scalable option for emerging markets. IFC views this transaction as a first step in a long-term partnership with Canadian Solar, a global leader in the industry, and we look forward to collaborating on business models that will enable low-carbon energy access.”

About IFC

IFC, a member of the World Bank Group, is the largest global development institution focused on the private sector in emerging markets. Working with more than 2,000 businesses worldwide, we use our capital, expertise, and influence, to create opportunity where it’s needed most. In FY15, our long-term investments in developing countries rose to nearly $18 billion, helping the private sector play an essential role in the global effort to end extreme poverty and boost shared prosperity. For more information, visit www.ifc.org

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About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.